October 10, 2023 VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Aliya Ishmukhamedova and Matthew Derby

Re:	Nayax Ltd. Registration Statement on Form F-3 Registration No. 333-274812

Dear Ms. Ishmukhamedova and Mr. Derby:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-3 (File No. 333-274812) (the “Registration Statement”) of Nayax Ltd. We respectfully request that the Registration Statement be declared effective as of 4:30 p.m., Eastern time, on October 12, 2023, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Michael Kaplan at (212) 450-4111 or John H. Runne at (212) 450-3278.

Thank you for your assistance in this matter.

Sincerely,

Nayax Ltd.
By:	/s/ Gal Omer
Name: Gal Omer
Title: Chief Legal Officer